Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance in the year ended December 31, 2004. The MD&A was prepared as of April 22, 2005 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Texas, with minor oil production in Brown County, Texas. The West Thrifty project can be considered to be a development project. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the company sold substantially all of its petroleum and natural gas properties. Although the company is still active in the State of Texas, with minor oil production from its interest in the West Thrifty Project in Brown County, in late 2004 the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Sharpe has purchased an option (the “Option”) from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Results of Operations

The net loss for the year ended December 31, 2004 was $194,909 as compared to $13,648 for the year ended December 31, 2003. The increase of $181,261 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation’s interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $303,907 for the year ended December 31, 2004 as compared to $372,902 for the year ended December 32 2003. The decrease of $68,995 in the expenses of the Corporation for the year ended December 31, 2004 is attributable to, among other things, decreased operating expenses on the Corporation’s properties.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Liquidity and Capital Resources

The Corporation’s cash balance as at December 31, 2004 was $34,557 compared to $62,231 as at December 31, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003 or 2004. Current assets as at December 31, 2003 were $209,531. Current assets as at December 31, 2004 were $81,484 representing a decrease from 2003 of $128,047 and results primarily from a decrease in Notes Receivable representing the final payments from the sale of the 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $173,450 as at December 31, 2004. This increase is the result of an in crease in trade payables from $61,979 in 2003 to $96,937 in 2004 as well as an increase in Due to Related Party from $44,609 in 2003 to $76,515 in 2004.

The cash provided by operating activities was $159,527 for the year ended December 31, 2003 compared to cash provided by operations of $108,998 for the same period in 2004. The decrease in cash provided by operating activities was primarily due to decreased production in the West Thrifty project. With decreased production came decreased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $303,907 in 2004. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation’s financing activities and the lack of significant improvements in the oil production cash flow from the Corporation’s properties during this period.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at December 31, 2004. As at December 31, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-0.15 per share and expiration dates ranging from May 2005 to May 2008. There were no warrants outstanding at December 31, 2004.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2004	2003	2002
Selected Operating Data
Oil & Gas Revenue	$108,998	$159,527	$55,631
Production Costs	($202,395)	($253,638)	($237,800)
Expenses	($101,512)	($119,264)	($79,511)
Gain on Settlement of Debt	$0	$0	$149,681
Net Income (Loss) for the period	($194,909)	($13,648)	($111,999)
Earnings (Loss) per share basic	($0.01)	($0.00)	($0.00)
Earnings (Loss) per share diluted	($0.01)	($0.00)	($0.00)

	2004	2003	2002
Selected Balance Sheet Data
Total Assets	$159,609	$209,531	$162,406
Long Term Debt	($664,533)	($664,533)	($664,533)
Capital Stock	($10,999,986)	($10,921,861)	($10,921,861)
Deficit	($11,709,520)	($11,514,611)	($11,500,963)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	2004				2003
	3 Mos. Ending March 31	6 Mos. Ending June 30	9 Mos. Ending Sept 30	12 Mos. Ending Dec 31	3 Mos. Ending March 31	6 Mos. Ending June 30	9 Mos. Ending Sept 30	12 Mos. Ending Dec 31
Revenue	$14,800	$33,148	$33,148	$108,998	$25,924	$66,820	$112,674	$159,527
Expenses	($119,852)	($153,351)	($172,157)	($303,907)	($101,990)	($185,123)	($214,791)	($372,902)
Net Income (Loss)	($105,052)	($120,203)	($139,009)	($194,909)	($76,066)	($118,303)	$97,883	($13,648)
Net Income (Loss) per Common share (basic and diluted)	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)	($0.00)	($0.00)	($0.00)

Transactions with Related Parties

The following is a summary of the related party transactions of the Corporation during the financial year ended of the Corporation December 31, 2004:

1.

	2004	2003
Due from related party*	$21,547	$33,070
Due to related party*	$76,515	$44,609

*These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

2. Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director.

Changes in Accounting Policies

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 was $17,660 using the Black-Scholes pricing model (see note 4(e) of the 2004 audited financial statements). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000. During the year no options were granted and none vested in the current year.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient production to maintain ongoing profitability. The Corporation’s ability to acquire and develop new oil and gas properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.sharpe-resources.com.

Roland M. Larsen

President

Heathsville, VA

April 22, 2005